                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                    FORM 11-K

[ X ] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]

For the fiscal year ended December 31, 1999

                                       OR

[   ]    TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
         ACT OF 1934 [NO FEE REQUIRED]

For the transition period from .............. to ................

                          Commission file number 1-4982

         A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                         PARKER RETIREMENT SAVINGS PLAN

         B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                           PARKER-HANNIFIN CORPORATION
                             6035 PARKLAND BOULEVARD
                           CLEVELAND, OHIO 44124-4141

                         PARKER RETIREMENT SAVINGS PLAN

                          INDEX OF FINANCIAL STATEMENTS

                                                                          PAGE
                                                                          ----

Independent Auditors' Report                                                1

Financial Statements:

         Statements of Net Assets Available for Benefits

           at December 31, 1999 and 1998                                    2

         Statements of Changes in Net Assets Available for Benefits

           for the years ended December 31, 1999 and 1998                   2

         Notes to Financial Statements                                      3

Supplemental Schedules:

         Item 27a - Schedule of Assets Held for Investment                  9
                  Purposes for the year ended December 31, 1999

         Item 27d - Schedule of Reportable Transactions for                 14
                  the year ended December 31, 1999

                          Independent Auditors' Report
                          ----------------------------

To the Participants and Board of Directors
Parker-Hannifin Corporation
Parker Retirement Savings Plan

         We have audited the accompanying statements of net assets available for benefits of the Parker Retirement Savings Plan as of December 31, 1999 and 1998, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

         We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

         In our opinion, the financial statements referred to above present fairly, in all material respects the net assets available for benefits of the Parker Retirement Savings Plan as of December 31, 1999 and 1998, and the changes in net assets available for benefits for the years then ended in conformity with generally accepted accounting principles.

         Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules listed in the accompanying index are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Hausser & Taylor LLP
Beachwood, Ohio
May 17, 2000

                         PARKER RETIREMENT SAVINGS PLAN
                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
                          AT DECEMBER 31, 1999 AND 1998
                             (Dollars in Thousands)


                                                                   1999                1998
                                                              ---------------      -------------
ASSETS
------
Investments (Notes 1, 5 & 7)                                     $ 1,415,746          $ 970,998
Accrued interest and dividends                                         1,318              1,152
Other                                                                  1,905              2,811
                                                              ---------------      -------------
Total assets                                                       1,418,969            974,961
                                                              ---------------      -------------

LIABILITIES
-----------
Notes payable (Note 4)                                               105,295                  -
Dividends payable to participants (Note 3)                                 -              4,605
Other                                                                  5,639              4,319
                                                              ---------------      -------------
Total liabilities                                                    110,934              8,924
                                                              ---------------      -------------

Net Assets Available for Benefits                                $ 1,308,035          $ 966,037
                                                              ===============      =============




           STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                 FOR THE YEARS ENDED DECEMBER 31, 1999 AND 1998
                             (Dollars in Thousands)

                                                                   1999                1998
                                                              ---------------      -------------
ADDITIONS
---------
Participant payroll deductions (Notes 1 & 2)                     $    71,264          $  62,408
Employer contributions (Notes 1 & 2)                                  25,414             24,597
Interest income                                                       23,798             21,949
Dividend income                                                       13,386              1,896
Net appreciation (depreciation) in the fair
  value of investments (Notes 1 & 5)                                 310,661            (72,144)
                                                              ---------------      -------------
Total additions                                                      444,523             38,706
                                                              ---------------      -------------

DEDUCTIONS
----------
Benefits paid to participants                                         95,194             40,635
Interest expense                                                       5,489                  -
Trustee fees and expenses                                              1,842              1,607
                                                              ---------------      -------------
Total deductions                                                     102,525             42,242
                                                              ---------------      -------------

Net  increase (decrease) in Assets
    Available for Benefits                                           341,998             (3,536)

Net Assets Available - Beginning of year                             966,037            969,573
                                                              ---------------      -------------

Net Assets Available - End of year                               $ 1,308,035          $ 966,037
                                                              ===============      =============

                          NOTES TO FINANCIAL STATEMENTS
                             (Dollars in Thousands)


1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
     ------------------------------------------

     Investment Valuation
     --------------------

     The investments in Parker-Hannifin Corporation (the Company) common shares, non-convertible corporate bonds, U.S. Government bonds, Key Trust Employee Benefits Value Equity Fund, Key Trust Employee Benefits Fixed Income Fund, AIM Constellation Fund, Capital Guardian International Equity Fund and the SSgA S&P 500 Index Fund are valued at quoted market prices as of the last reported trade price on the last business day of the period. The Parker Retirement Savings Plan (the Plan) presents in the Statement of Changes in Net Assets Available for Benefits the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains or losses from the sale of investments and the unrealized appreciation (depreciation) on investments held by the Plan.

     Investments in the Key Trust Employee Benefits Money Market Fund are valued at market, which approximates cost. Refer to Note 7 for information relating to the Contract Income Fund.

     Management believes that the Plan's investments are well diversified and do not create a significant concentration of credit risk. Participants assume all risk in connection with any decrease in the market price of any securities in all the Funds. Although the annual rates of return with respect to the contracts held in the Contract Income Fund are guaranteed by major insurance and bank companies, the Company does not make any representations as to the financial capability of such companies or their ability to make payments under the contracts.

     Contributions
     -------------

     Participants may make contributions on a before tax and/or after tax basis. Contributions from employees and the Company are recorded in the period that payroll deductions are made from Plan participants.

     Company contributions are invested solely in a non-participant directed ESOP Fund, which holds primarily Company stock.

     Other
     -----

     Purchases and sales of securities are reflected on a trade-date basis.

     Dividend income is recorded on the ex-dividend date. Interest and other income are recorded as earned on the accrual basis.

     Costs incident to the purchase and sale of securities, such as brokerage commissions and stock transfer taxes, as well as investment advisory fees, are charged to the funds to which they relate and are netted against interest income. Certain costs and expenses incurred in administering the Plan are paid out of the Plan's assets and the Company pays the remainder.

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

     Benefits are recorded when paid.

     Reclassification
     ----------------

     Certain prior year amounts have been reclassified to conform to the current year presentation.

                             (Dollars in Thousands)

2.   DESCRIPTION OF PLAN
     --------------------

     General
     -------

     The following description of the Plan provides only general information. Participants should refer to the Plan document or summary plan description for a more complete description of the Plan's provisions.

     The Plan is a defined contribution plan which is available to all U. S. domestic regular and part-time non-union employees. Employees are able to enroll in the Plan the first day of the month following the date of hire. The Plan is subject to Sections 401(a) and 401(k) of the Internal Revenue Code and the provisions of the Employee Retirement Income Security Act (ERISA) of 1974, as amended. The Plan was amended and restated effective January 1, 1998 to reflect certain operational and administrative changes and to comply with tax legislative changes.

     Cash
     ----

     The Plan maintains at a financial institution cash which exceeds federally insured amounts at times and which may, at times, significantly differ from balance sheet amounts due to outstanding checks.

     Contributions and Transfers
     ---------------------------

     Participants may elect to contribute, through payroll deductions, not less than 1% nor more than 15% of their total compensation for a Plan year and may change such percentage upon request. The amount which a highly compensated employee may contribute may be limited in order to comply with Internal Revenue Code Sections 401(k) and 401(m). Participants may suspend their contributions at any time and may designate one or more of several available funds in which their contributions are to be invested. Investment elections may be changed at any time. Available funds are:

     (a) COMPANY STOCK FUND - Invested primarily in common shares of the Company purchased on the open market. A participant's contribution is limited to 50% invested in this fund.

     (b) FIXED INCOME FUND - Invested primarily in securities which have a fixed rate of return such as government and high-quality corporate bills, notes, bonds, and other similar investments of issuers other than the Company.

     (c) EQUITY FUND - Invested primarily in common stock of high-quality medium and large capitalization companies other than the Company.

     (d) CONTRACT INCOME FUND - Invested primarily in high-quality fixed income investments such as contracts issued by insurance companies and banks which provide a return guaranteed by the issuer, and debt securities such as notes and bonds issued by Federal agencies or mortgage backed securities, with each of these investments typically providing a stable rate of return for a specific period of time. Refer to Note 7 for a further description of this fund.

     (e) BALANCED FUND - Invested primarily in securities which have a fixed rate of return such as government and high-quality corporate bills, notes, bonds, and/or invested in bonds, convertible securities, money market investments, and common stocks of high-quality medium and large capitalization companies other than the Company.

     (f) MID CAPITALIZATION FUND - Invested primarily in equity securities of small and medium-sized companies that have demonstrated or have the potential for above-average capital growth.

     (g) INTERNATIONAL FUND - Invested primarily in common stocks, preferred stocks, warrants and rights to subscribe to common stocks of non-U.S. issuers.

     (h) S&P 500 INDEX FUND - Invested in stocks which comprise the S&P 500 Index, most of which are listed on the New York Stock Exchange.

                             (Dollars in Thousands)


2.   DESCRIPTION OF PLAN (CONT'D)
    -----------------------------

     Parker-Hannifin Corporation Contributions
     -----------------------------------------

     The Company contributes an amount equal to 100% of the first 3% of the monthly before-tax contributions and an amount equal to 25% of the 4th percent and 5th percent of the contribution. The Company may also match after-tax contributions, but matches only 25% of the 4th percent and 5th percent of after tax contributions. Company contributions match the before-tax contributions prior to the after-tax contributions. Company contributions are invested solely in the ESOP Fund. A participant age 55 or older, with 10 or more years of participation in the Plan, may transfer a portion of the shares of stock in the ESOP Fund to any of the investment funds within the Plan.

     Participant Loans
     -----------------

     The Plan has a loan provision which allows an active participant to borrow a minimum of $500 (actual dollars) and up to the lesser of a) 50% of their account balance or b) $50,000 (actual dollars) less the largest outstanding loan balance he/she had in the last 12 months. The loan must be repaid, with interest equal to the prime rate at the time the loan is entered into plus 1%, over a period from 1 year to 4 1/2 years for a general purpose loan and up to ten years for a residential loan. Participant loans are valued at cost, which approximates fair value.

     Participant Accounts
     --------------------

     The Plan utilizes the unit value method for allocating Plan earnings for all funds. Unit values are determined on a daily basis and exclude contributions receivable and benefits payable.

3.   VESTING, WITHDRAWALS AND DISTRIBUTIONS
     --------------------------------------

     Participants are fully vested at all times. In general, a participant's account is only paid out after termination of employment, but under certain circumstances, a participant may withdraw in cash a portion of his/her before and/or after tax contributions, subject to certain limitations and restrictions.

     After a participant terminates employment for any reason, all amounts are distributable to the participant or if the participant is deceased, to the participant's designated beneficiary. The distribution may be deferred until the age of 70 1/2 if the participant's interest exceeds $5,000 (actual dollars). Distribution is in cash either in a single payment, quarterly installments or, by purchase of an annuity, except that amounts held in the Company Stock Fund and ESOP Fund may be distributed in the form of common shares or cash, as the participant elects.

     Dividends received by the ESOP Fund with respect to allocated Company shares are paid to participants at the end of each Plan year.

4.   ESOP FUND NOTES PAYABLE
     -----------------------

     In March 1999, the Trust issued and sold $112,000 aggregate principal amount of its 6.34% Amortizing Notes due 2008, the proceeds of which were used to purchase 3,055,413 million shares of the Company's stock from the Company's treasury. The Notes were guaranteed by the Company and call for payment of principal and interest semiannually from July 15, 1999 through July 15, 2008. The ESOP Fund uses company contributions and cash dividends received on unallocated shares to repay the loan plus interest. Commencing July 1, 1999 and continuing over the period of the loan, the shares purchased by the ESOP Fund will be allocated to participants making contributions to the plan. The shares will be held in suspense in the ESOP fund (referred to as unallocated shares), to be released and allocated to participant's accounts periodically in full or partial satisfaction of the Company's matching contribution obligations. Principal amounts of the notes payable for the five years ending December 31, 2000 through 2004 are $11,107, $11,187, $11,294, $11,430 and $11,596, respectively.

                             (Dollars in Thousands)


5.   INVESTMENTS
     -----------


     The Plan investments at fair value (determined by quoted market price) at December 31, :

                                                        1999               1998
                                                        ----               ----
Cash and cash equivalents
   Employee Benefits Money Market Fund               $   19,996        $   18,592

Common Shares
   Company Stock Fund                                   131,257           111,096
   ESOP Fund - Allocated *                              403,188           259,664
   ESOP Fund - Unallocated *                            147,033                 -

Investment Contracts - estimated                        157,633           131,277

Other Investments
   AIM Constellation Fund                                50,071            27,551
   Capital Guardian International Equity Fund            37,600            14,765
   SSgA S&P 500 Index Fund                              107,298            64,735
   Employee Benefits Fixed Income Fund                   34,099            28,376
   Employee Benefits Value Equity Fund                  261,124           233,571
   U.S. Government Securities                            19,972            27,270
   Corporate Debt Instruments                            14,115            12,927
                                                     ----------        ----------
                                                        524,279           409,195

Participant Loans - estimated                            32,360            41,174
                                                     ----------        ----------
Total Assets Held for Investment                     $1,415,746        $  970,998
                                                     ==========        ==========

*  Non-participant directed investments


     The plan's investments appreciated (depreciated) in value as follows:

                                                         1999              1998
                                                     -----------         ---------

    Company Stock Fund                               $    58,000         $ (38,542)
    ESOP Fund - Allocated                                147,587           (99,729)
    ESOP Fund - Unallocated                               41,998                 -
    Bank Common/ Collective Trusts                        39,057            56,460
    Mutual Funds                                          24,019             9,667
                                                     -----------         ---------
                                                     $   310,661         $ (72,144)
                                                     ===========         =========


6.    NONPARTICIPANT-DIRECTED INVESTMENTS
      -----------------------------------

     Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant directed investments at December 31 is as follows:

                                                        1999                1998
                                                        ----                ----
Net Assets:
    ESOP Fund - Allocated                               $ 405,770         $ 259,312
    ESOP Fund - Unallocated                                39,684                 -
                                                        ---------         ---------
                                                        $ 445,454         $ 259,312
                                                        =========         =========

                             (Dollars in Thousands)


6.   NONPARTICIPANT-DIRECTED INVESTMENTS (CONT'D)
     --------------------------------------------

                                                      YEAR ENDED DECEMBER 31, 1999
                                                      ----------------------------
                                                      ESOP FUND         ESOP FUND
                                                      ALLOCATED        UNALLOCATED
                                                      ---------        -----------

Changes in Net Assets:
   Contributions                                      $  16,804         $   8,610
   Transfers to other plan funds                         (1,454)           (6,949)
   Interest income                                          164                21
   Dividend income                                        9,981             1,494
   Net appreciation                                     147,589            41,997
   Benefits paid to participants                        (26,626)                -
   Interest expense                                           -            (5,489)
                                                      ---------         ---------
                                                      $ 146,458         $  39,684
                                                      =========         =========

7.    CONTRACT INCOME FUND
      --------------------

     Reported in aggregate for the Contract Income Fund (including cash and cash equivalents) at December 31:

                                                                       1999                  1998
                                                                       ----                  ----

Contract Value of Assets                                            $ 173,382             $ 144,471
Fair Value of Assets                                                $ 170,329             $ 147,596
Average Yield of Assets                                                 6.39%                 6.18%
Return on assets for the 12 months ended December 31                    6.26%                 6.34%
Duration                                                           2.88 years            2.32 years


     The above information is provided in compliance with the AICPA Statement of Position 94-4 (SOP 94-4). SOP 94-4 requires that fair value be based upon the standard discounted cash flow methodology as referred to in the Statement of Financial Accounting Standards No. 107. To arrive at the above aggregate fair value, comparable duration Wall Street Journal Guaranteed Investment Contract (GIC) Index rates were used as the discount factor within the discounted cash flow formula. A standard present value calculation has been employed to arrive at a current value for each cash flow within a contract. The sum of the present values for each contract's cash flows is the estimated total fair value for that contract. All of the contract fair values are then added together to arrive at the above aggregate fair value for the portfolio.

     The Contract Income Fund contains a managed synthetic GIC. This is a portfolio of securities owned by the Fund with a benefit-responsive, book-value "wrap" contract associated with the portfolio. The wrap contract assures that book-value, benefit-responsive payments can be made for participant withdrawals. The managed synthetic GIC (which exceeded 5% of the Plan's net assets) included in the above amounts at December 31, 1999 and 1998 had a book value of $54,483 and $51,179, while the fair value was $53,119 and $53,296, respectively.

     At December 31, 1999 and 1998 the Contract Income Fund contained a non-benefit responsive contract. SOP 94-4 recommends that this contract be carried at a fair value. However, the Fund's non-benefit responsive contract was not material to the Contract Income Fund. Therefore, this contract has been reported at contract value in the financial statements.

                             (Dollars in Thousands)


     Certain employer initiated events (e.g., layoffs, bankruptcy, plant closings, plan termination, mergers, early retirement incentives) are not eligible for book value disbursements even from fully benefit responsive contracts. These events may cause liquidation of all or a portion of a contract at a market value adjustment.

8.   TAX STATUS
     ----------

     The Internal Revenue Service has determined and informed the Company by letter dated July 24, 1995, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). Since receiving the determination letter the Plan has been amended to provide for various administrative changes including adding additional investment funds and furnishing daily valuations. The Plan administrator and the Plan's tax counsel believe that the Plan continues to be designed and operated in compliance with the applicable provisions of the IRC.

     Contributions matched by the Company and all earnings generally are not taxable until distributed to the participants.

9.   PLAN TERMINATION
     ----------------

     Although it has not expressed any intent to do so, the Company, by action of its Board of Directors, without further approval by the shareholders, has the right to amend, modify, suspend, or terminate the Plan in its entirety, or as to any subsidiary or operating location. No amendment, modification, suspension, or termination may permit assets held in trust by the Trustee to be used for or diverted to purposes other than for the exclusive benefit of participants or their beneficiaries. If the Plan is terminated, the Company contributions credited to each affected participant will continue to be fully vested.

10.  RECONCILIATION WITH FORM 5500
     -----------------------------

     The Department of Labor requires that amounts owed to withdrawing but unpaid former participants be classified as a plan liability on Form 5500, while these amounts are not reported as a liability in the Statements of Net Assets Available for Benefits. As a result, the following reconciliations were prepared:

                                                                                  1999                    1998
                                                                                  ----                    ----

     Net assets per Form 5500                                                   $1,308,032            $ 966,037

     Distributions payable that are allocated
          but unpaid to former participants                                              3
                                                                                ----------            ---------
     Plan Equity per financial statements                                       $1,308,035            $ 966,037
                                                                                ==========            =========

     Distributions to former participants per Form 5500                         $   95,194            $  40,478
     Prior year distributions payable that were paid
          to former participants in the current year                                                        157
                                                                                ----------            ---------
     Distributions to former participants
          per financial statements                                              $   95,194            $  40,635
                                                                                ==========            =========

11.  PARTY-IN-INTEREST
     -----------------

     Certain plan investments are units of common/collective trusts managed by Key Bank. Key Bank is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest.

                         PARKER RETIREMENT SAVINGS PLAN
           ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                      FOR THE YEAR ENDED DECEMBER 31, 1999
                                 EIN 34-0451060
                                    Plan 075

(a)                     (b)                                     (c)                                    (d)               (e)
   Identity of issue, borrower, lessor,  Description of investment including maturity date,                            Current
            or similar party             rate of interest, collateral, par, or maturity value          Cost              value
   ---------------------------------------------------------------------------------------------------------------------------------
*  Employee Benefits Money Market
       Fund                            Cash and cash equivalents                                   $ 19,995,398      $ 19,995,398
*  Parker Hannifin Corporation         2,557,959 Common Shares                                       71,394,507       131,256,550
*  ESOP - Allocated                    7,857,427Common Shares                                       133,589,601       403,188,152
*  ESOP - Unallocated                  2,865,411 Common Shares                                      105,035,222       147,032,835
   AIM                                 1,236,019 units of AIM Constellation Fund                     36,848,041        50,071,140
   Capital Guardian                    994,450 units of Capital Guardian Intl Equity Fund            26,686,520        37,600,138
   SSgA                                4,202,817 units of SSgA S&P 500 Index Fund                    87,101,195       107,297,926
*  Key Bank                            439,317 units of Employee Benefits Fixed Income Fund          30,646,688        34,099,385
*  Key Bank                            352,073  units of Employee Benefits Value Equity Fund        129,821,024       261,123,683
*  Participant Loans                   Participant loans - 8.75% - 9.25%                                      -        32,359,898

   U.S. Government Securities:
   ---------------------------

   Freddie Mac Gold                    6.0% due 04-01-2026                                              129,578           127,547
   Freddie Mac Gold                    6.0% due 07-01-2028                                              358,391           351,214
   Freddie Mac                         8.5% due 07-01-2021                                               73,008            70,034
   Freddie Mac Gold                    7.0% due 07-01-2028                                               60,126            57,050
   Freddie Mac Gold                    7.0% due 11-01-2028                                              680,541           645,462
   Freddie Mac Gold                    6.5% due 01-01-2029                                              711,082           666,046
   Freddie Mac Gold                    6.5% due 02-01-2029                                               86,094            84,060
   Freddie Mac Gold                    6.5% due 04-01-2029                                               54,228            51,193
   Freddie Mac Gold                    6.0% due 04-01-2028                                              149,100           145,039
   Freddie Mac Gold                    7.0% due 10-01-2028                                               74,182            70,301
   Freddie Mac Gold                    7.0% due 10-01-2028                                               81,102            75,007
   Freddie Mac Gold                    8.0% due 01-01-2029                                              162,934           158,065
   Freddie Mac Gold                    8.0% due 10-01-2028                                               22,765            22,084
   Freddie Mac Gold                    7.5% due 03-01-2029                                              368,331           353,644
   Freddie Mac Gold                    7.5% due 10-01-2029                                               11,803            11,588
   Freddie Mac Gold                    7.5% due 11-01-2029                                              112,663           110,765
   Freddie Mac                         6.0% due 07-15-2026                                              604,665           565,380
   Freddie Mac Gold                    6.5% due 05-01-2026                                              336,368           330,491
   Freddie Mac                         6.625% due 09-15-2009                                            490,803           480,922
   Freddie Mac                         6.25% due 07-15-2004                                             179,487           175,979
   Fannie Mae                          6.875% due 04-23-2004                                            239,781           239,062
   Fannie Mae                          5.625% due 05-14-2004                                            239,294           238,905
   Fannie Mae                          6.25% due 05-15-2029                                             281,952           271,450
   Fannie Mae                          6.5% due 08-15-2004                                              468,460           464,125
   Fannie Mae                          6.5% due 04-25-2029                                              155,181           154,832
   Fannie Mae                          6.5% due 11-25-2029                                               93,402            89,968
   Fannie Mae                          7.5% due 07-03-2006                                              258,788           241,387
   Fannie Mae                          6.5% due 07-01-2028                                              183,806           180,806
   Fannie Mae                          6.5% due 09-01-2028                                               31,686            31,108
   Fannie Mae                          6.5% due 11-01-2028                                              196,760           193,548
   Fannie Mae                          6.5% due 11-01-2027                                              418,209           410,802
   Fannie Mae                          6.5% due 10-01-2026                                              310,354           302,416
   Fannie Mae                          8.5% due 11-01-2017                                              170,772           166,475
   Fannie Mae                          6.0% due 12-01-2028                                              127,955           125,847
   Fannie Mae                          6.5% due 04-01-2029                                              193,952           183,382
   Fannie Mae                          6.5% due 03-01-2029                                              236,811           222,441
   Fannie Mae                          7.5% due 04-01-2029                                               27,481            26,533
   Fannie Mae                          7.5% due 05-01-2029                                               81,916            79,091

                         PARKER RETIREMENT SAVINGS PLAN
           ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                      FOR THE YEAR ENDED DECEMBER 31, 1999
                                 EIN 34-0451060
                                    Plan 075



(a)                     (b)                                    (c)                                     (d)               (e)
   Identity of issue, borrower, lessor,  Description of investment including maturity date,                            Current
            or similar party             rate of interest, collateral, par, or maturity value          Cost              value
   ---------------------------------------------------------------------------------------------------------------------------------
   Fannie Mae                          7.5% due 04-01-2029                                               37,301            35,802
   Fannie Mae                          7.5% due 05-01-2029                                               73,126            70,187
   Fannie Mae                          6.0% due 07-01-2029                                              166,080           163,344
   Fannie Mae                          7.5% due 11-01-2029                                               61,030            60,039
   Fannie Mae                          8.5% due 08-01-2019                                              315,621           314,376
   Fannie Mae                          7.0% due 12-01-2014                                               49,863            49,422
   Fannie Mae                          7.0% due 11-01-2029                                               45,281            44,440
   Fannie Mae                          8.0% due 11-01-2019                                              528,520           521,392
   Fannie Mae                          8.5% due 11-01-2019                                              261,576           258,779
   Fannie Mae                          10.0% due 11-01-2013                                             623,773           616,409
   Fannie Mae                          10.5% due 11-01-2013                                             318,519           315,496
   Fannie Mae                          11.0% due 11-01-2013                                             296,297           293,897
   Fannie Mae                          7.0% due 11-01-2014                                               46,263            45,853
   Fannie Mae                          7.0% due 01-01-2015                                              277,240           274,784
   GNMA                                7.0% due 09-15-2023                                               48,558            46,212
   GNMA                                7.0% due 06-15-2023                                               15,546            14,795
   GNMA                                7.0% due 07-15-2023                                               98,544            93,782
   GNMA                                7.0% due 07-15-2023                                               59,364            56,496
   GNMA                                7.0% due 07-15-2023                                               42,243            41,711
   GNMA                                7.0% due 07-15-2023                                               78,077            74,305
   GNMA                                7.0% due 11-15-2023                                               13,923            13,725
   GNMA                                7.0% due 10-15-2023                                               40,731            38,763
   GNMA                                7.0% due 10-15-2023                                               52,407            51,746
   GNMA                                7.0% due 08-15-2023                                               36,355            34,598
   GNMA                                7.0% due 07-15-2023                                               47,769            45,461
   GNMA                                7.0% due 09-15-2023                                              141,630           139,844
   GNMA                                7.0% due 08-15-2023                                               66,326            63,121
   GNMA                                7.0% due 05-15-2023                                               84,730            80,636
   GNMA                                7.0% due 08-15-2023                                               42,147            40,110
   GNMA                                7.0% due 12-15-2023                                               47,829            47,226
   GNMA                                7.0% due 08-15-2028                                               54,823            52,124
   GNMA                                7.0% due 04-15-2028                                               65,203            62,338
   GNMA                                7.0% due 04-15-2028                                               77,269            73,874
   GNMA                                7.0% due 04-15-2028                                               83,442            79,776
   GNMA                                7.0% due 09-15-2028                                               18,711            18,143
   GNMA                                7.0% due 07-15-2028                                              187,038           183,223
   GNMA                                7.0% due 11-15-2028                                               19,109            18,786
   GNMA                                7.5% due 04-15-2029                                              344,557           330,157
   GNMA                                7.0% due 12-15-2022                                               20,704            19,708
   GNMA                                7.0% due 12-15-2023                                               45,659            45,092
   GNMA                                7.0% due 12-15-2023                                              406,441           399,780
   GNMA                                7.0% due 12-15-2025                                              218,111           215,094
   Government Ln Trs                   8.5% due 04-01-2006                                              176,043           167,335
   United States Treas Bonds           7.5% due 11-15-2016                                              344,438           331,650
   United States Treas Bonds           8.75% due 08-15-2020                                             410,953           399,815
   United States Treas Bonds           8.0% due 11-15-2021                                              479,719           476,633
   United States Treas Bonds           5.25% due 02-15-2029                                             950,079           907,076
   United States Treas Bonds           6.125% due 08-15-2029                                             72,523            69,589
   United States Treas Nts             6.375% due 08-15-2002                                            694,322           690,509
   United States Treas Nts             7.0% due 07-15-2006                                              309,155           307,266
   United States Treas Nts             5.75% due 04-30-2003                                             218,490           215,978
   United States Treas Nts             4.625% due 11-30-2000                                            872,914           871,406

                         PARKER RETIREMENT SAVINGS PLAN
           ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                      FOR THE YEAR ENDED DECEMBER 31, 1999
                                 EIN 34-0451060
                                    Plan 075



(a)                     (b)                                    (c)                                     (d)               (e)
   Identity of issue, borrower, lessor,  Description of investment including maturity date,                            Current
            or similar party             rate of interest, collateral, par, or maturity value          Cost              value
   ---------------------------------------------------------------------------------------------------------------------------------
   United States Treas Nts             6.0% due 08-15-2009                                              200,746           194,719
   United States Treas Nts             5.875% due 11-15-2004                                            384,984           380,422
   Fannie Mae                          30 Yr  MBS 7.5%                                                1,086,133         1,075,760
   Freddie Mac Gold                    7.0% TBA                                                         266,559           265,237
                                                                                                       --------         ---------
   Total U.S. Government Securities                                                                  20,488,605        19,972,290


   Corporate Debt Instruments:
   ---------------------------

   AT&T Capital Corp                   Note 6.875% due 01-16-2001                                       117,218           114,978
   Abbey National                      Note FL RT% due 06-29-2049                                        27,879            27,054
   Abitibi-Consolidated Inc.           Note 6.95% due 04-01-2008                                        113,566           104,958
   Allstate Corp                       Senior Note 7.2% due 12-01-2009                                  104,757           102,080
   Amerada Hess Corp                   Bond 7.875% due 10-01-2029                                       113,331           112,160
   American General Finance            Senior Note 5.8% due 03-15-2002                                   85,310            82,624
   American Gen Instl Cap A            Bond 7.57% due 12-01-2045                                        116,315           114,349
   AON Cap A                           Bond 8.205% due 01-01-2027                                       131,638           120,140
   Avon Products                       Note 7.15% due 11-15-2009                                         74,750            71,977
   Baker Hughes Inc                    Senior Note 6.875% due 12-15-2009                                148,737           131,156
   Barclays Bank PLC                   Note 7.4% due 12-15-2009                                         109,944           107,922
   Boeing Co                           Deb 8.75% due 09-15-2031                                         157,277           154,378
   Cabot Industrial                    Note 7.125% due 05-01-2004                                        74,767            72,247
   Capital Auto Rec Asset Trust        ABS 6.06% due 06-15-2002                                         169,973           169,522
   Cendant Corp                        Senior Note 7.75% due 12-01-2003                                 164,894           159,616
   CIT RV Trust                        ABS 5.78% due 07-15-2008                                         279,949           274,269
   Citigroup Inc.                      Senior Note 5.8% due 03-15-2004                                   74,807            71,390
   Comdisco Inc.                       Senior Note 6.0% due 01-30-2002                                  117,068           116,310
   Conseco Inc.                        Note 8.5% due 10-15-2002                                         119,972           121,396
   Conseco Inc.                        Note 9.0% due 10-15-2006                                         199,686           200,948
   Copelco Capital FDG Corp            ABS 6.47% due 04-20-2005                                         349,921           348,359
   Cyprus Materials                    Note 6.625% due 10-15-2005                                       145,697           143,976
   Dr Invts                            Note 7.1% due 05-15-2002                                         274,843           273,149
   Dayton Hudson Corp                  Bond 5.875% due 11-01-2008                                       117,123           103,507
   Deere & Co                          Senior Deb 6.55% due 10-01-2028                                   99,262            96,392
   Delta Air Lines                     Deb 8.3% due 12-15-2029                                          128,948           125,103
   Dow Chemical Co.                    Bond 7.375% due 11-01-2029                                        99,618            95,612
   EI Dupont Nemours Co                Note 6.875% due 10-15-2009                                       113,423           111,386
   Duke Capital Corp                   Note 8.0% due 10-01-2019                                         230,927           231,226
   Duke Realty LP                      7.3% due 06-30-2003                                              144,875           142,847
   EOP Operating LP                    Note 6.75% due 02-15-2008                                         75,434            68,977
   Edison International Inc            Note 6.875% due 09-15-2004                                       138,930           137,087
   Empresa Nacional De Electricdad     Note 7.75% due 07-15-2008                                        157,689           146,455
   Enron Corp                          Bond 7.375% due 05-15-2019                                       113,800           107,449
   Finova Capital Corp                 Note 7.25% due 11-08-2004                                        119,530           118,309
   First Un Corp                       Note 6.875% due 09-15-2005                                       170,688           155,538
   First USA Credit Card Master Tr     ABS FL RT% due 10-19-2006                                        359,000           359,000
   Ford Credit Auto Owner Trust        ABS 6.08% due 09-16-2002                                         249,986           247,420
   Ford Motor Credit Corp              Bond 6.7% due 07-16-2004                                          19,745            19,575
   Ford Motor Credit Corp              Note 7.375% due 10-28-2009                                        99,812            98,725
   GE Capital Mtg Services Inc.        CMO 7.5% due 05-25-2027                                          281,783           268,537
   GTE Corp                            Deb 6.94% due 04-15-2028                                         107,384           104,192
   General Elect Cap Corp              Note 6.33% due 09-17-2001                                         95,000            94,383
   General Elect Cap Corp              Note 6.52% due 10-08-2002                                         75,000            74,229

                         PARKER RETIREMENT SAVINGS PLAN
           ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                      FOR THE YEAR ENDED DECEMBER 31, 1999
                                 EIN 34-0451060
                                    Plan 075



(a)                     (b)                                    (c)                                     (d)               (e)
   Identity of issue, borrower, lessor,  Description of investment including maturity date,                            Current
            or similar party             rate of interest, collateral, par, or maturity value          Cost              value
   ---------------------------------------------------------------------------------------------------------------------------------
   Heller Financial Inc                Note 7.375% due 11-01-2009                                       134,449           131,148
   Household Finance Corp              Note 5.875% due 02-01-2009                                       178,623           168,076
   Intl Paper Co                       Note 7.625% due 01-15-2007                                        81,230            74,582
   Johnson & Johnson                   Bond 6.95% due 09-01-2029                                        136,696           132,072
   KN Energy Inc                       Senior Note 6.45% due 03-01-2003                                  59,916            58,324
   KN Energy Inc                       Note 6.65% due 03-01-2005                                         45,723            43,067
   Knight Riddder Inc.                 Deb 6.875% due 03-15-2029                                        188,867           166,589
   Republic of Korea                   Note 8.875% due 04-15-2008                                       127,314           125,858
   LB Commercial Conduit Mtg TR        CMO 6.41% due 08-15-2007                                         158,174           155,736
   Lehman Bros Holdings Inc.           Note 6.625% due 04-01-2004                                        39,961            38,722
   Liberty Mutual Ins Co               Note 8.2% due 05-04-2007                                         103,754            94,755
   Lockheed Martin Corp                Bond 8.5% due 12-01-2029                                         119,531           119,994
   Lowes Companies Inc.                Note 6.5% due 03-15-2029                                          81,722            79,987
   MBNA Master Credit Card Trust       ABS 5.8% due 12-15-2005                                          249,448           240,703
   Morgan Stanley Dean Witter          Notes 7.125% due 01-15-2003                                      359,921           359,716
   Motorola Inc                        Deb 6.5% due 11-15-2028                                           61,857            60,317
   Nabisco Inc                         Notes 6.0% due 02-15-2011                                        199,950           197,012
   Norwest Asset Securities Corp       CMO 6.75% due 05-25-2028                                         581,150           537,637
   Oakwood Homes Corp                  Senior Note 7.875% due 03-01-2004                                153,233            92,400
   Owens Corning                       Note 7.5% due 05-01-2005                                         153,200           142,183
   Philip Morris Cos Inc               Note 7.0% due 07-15-2005                                         200,936           180,137
   Premier Auto Tr                     ABS 6.35% due 04-06-2002                                         349,560           349,671
   Premier Auto Tr                     ABS 5.07% due 07-08-2002                                         189,999           187,446
   Raytheon Co                         Note 6.75% due 08-15-2007                                        155,547           153,933
   Residential Accredit Loans Inc      Remic 6.75% due 07-25-2028                                       368,902           346,875
   Residential Asset Secs Corp         ABS 7.18% due 01-25-2025                                         195,000           193,842
   RJ Reynolds Tobacco Hldg            Note 7.375% due 05-15-2003                                       114,806           107,979
   Rohm & Haas Co.                     Deb 7.85% due 07-15-2029                                         186,996           185,542
   Royal & Sun Alliance Ins            Note 8.95% due 10-15-2029                                        127,326           127,650
   Saks Incorporated                   Note 8.25% due 11-15-2008                                        131,358           116,748
   Saks Inc.                           Note 7.0% due 07-15-2004                                         169,182           159,759
   J Seagram & Sons                    Bond 6.25% due 12-15-2001                                         75,660            73,617
   J Seagram & Sons                    Note 6.8% due 12-15-2008                                         158,535           159,302
   Sun Microsystems Inc.               Senior Note 7.35% due 08-15-2004                                 121,978           119,688
   Sun Microsystems Inc.               Senior Note 7.65% due 08-15-2009                                 464,093           460,834
   TRW Inc.                            Senior Note 6.45% due 06-15-2001                                 159,986           158,450
   Tele Communications Inc             Note 8.25% due 01-15-2003                                         68,740            67,261
   Texas Instruments Inc.              Senior Note 7.0% due 08-15-2004                                  124,737           122,791
   Time Warner Inc                     Note 7.75% due 06-15-2005                                         93,471            85,938
   Toyota Auto Rec GR TR               ABS 6.45% due 04-15-2002                                          30,010            29,973
   Tyco Intl Group S A                 Note 6.375% due 06-15-2005                                       113,644           112,414
   Tyco Intl Group S A                 Note 6.875% due 09-05-2002                                       123,349           123,264
   USX Marathon Group                  Note 7.2% due 02-15-2004                                         180,873           177,678
   Union Oil Co Of California          Bond 7.5% due 02-15-2029                                         116,371           107,504
   Union Pac Corp                      Note 7.375% due 05-15-2001                                        70,367            70,262
   Valero Energy Corp                  Note 7.375% due 03-15-2006                                       154,763           147,842
   Viacom Inc.                         Senior Note 7.75% due 06-01-2005                                 181,347           166,077
   Wal Mart Stores Inc                 Note 6.875% due 08-10-2009                                        84,882            82,764
   Williams Holdings of Del            Note 6.125% due 12-01-2003                                       109,418           104,350
   Williams Cos Inc                    Bond 6.2% due 08-01-2002                                         189,700           184,748
   Worldcom Inc                        Senior Note 6.125% due 08-15-2001                                 24,780            24,730
   Korea Development Bank              Senior Unsub 6.50% due 11-15-2002                                117,415           116,635

                         PARKER RETIREMENT SAVINGS PLAN
           ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                      FOR THE YEAR ENDED DECEMBER 31, 1999
                                 EIN 34-0451060
                                    Plan 075



(a)                     (b)                                    (c)                                     (d)               (e)
   Identity of issue, borrower, lessor,  Description of investment including maturity date,                            Current
            or similar party             rate of interest, collateral, par, or maturity value          Cost              value
   ---------------------------------------------------------------------------------------------------------------------------------
   Korea Electric Pwr                  DEB 6.375% due 12-01-2003                                        187,497           189,678
                                                                                                     ----------        ----------
   Total Corporate Debt Instruments                                                                  14,626,203        14,115,167

   Investment Contracts:
   ---------------------

   Metropolitan Life                   6.75% due 11-14-2000                                           2,901,907         2,901,907
   UBS AG                              5.9271% due 03-25-2000                                           994,440           994,440
   Capital Holding Corp                5.91% due 07-15-2000                                             558,391           558,391
   Caisse Des Depots Et Consignatio    5.44% due 12-26-2000                                           1,820,254         1,820,254
   Business Mens Assurance Co Amer     6.9% due 10-01-2001                                            3,051,438         3,051,438
   Ohio National Life                  7.12% due 06-15-2002                                           3,678,486         3,678,486
   Caisse Des Depots Et Consignatio    6.51% due 01-15-2002                                           4,053,575         4,053,575
   Protective Life Insur Co            6.89% due 09-15-2002                                           4,079,424         4,079,424
   Safeco Life Insurance Co            7.04% due 12-15-2002                                           3,647,840         3,647,840
   Safeco Life Insurance Co            6.49% due 11-15-2002                                           2,540,394         2,540,394
   Jackson National Life Ins Co        5.54% due 03-31-2003                                           3,014,846         3,014,846
   Jackson National Life Ins Co        5.96% due 08-15-2001                                           6,131,802         6,131,802
   Transamerica                        5.13% due 12-06-2001                                           5,053,324         5,053,324
   GE Life and Annuity Assurance Co    5.63% due 08-15-2002                                           3,184,153         3,184,153
   Bank of America SS                  GIC 5.45% due 10-15-2003                                       3,007,655         3,007,655
   Bank of America SS                  GIC 5.88% due 11-15-2005                                       2,965,674         2,965,674
   Monumental Life Insurance Co        GIC 5.78% due 03-01-2005                                       3,563,395         3,563,395
   Bank of America SS                  5.81% due 03-25-2005                                           2,958,769         2,958,769
   Bank of America SS                  5.80% due 01-15-2005                                           4,045,336         4,045,336
   Monumental Life Insurance Co        6.01% due 03-15-2006                                           2,482,218         2,482,218
   Hartford Life Insurance Co          6.20% due 11-17-2003                                           4,153,162         4,153,162
   Security Life of Denver Ins Co      6.36% due 11-17-2003                                           5,182,311         5,182,311
   Caisse Des Depots Et Consignatio    6.77% due 07-15-2004                                           5,167,870         5,167,870
   Bank of America                     6.93% due 03-25-2005                                           3,002,528         3,002,528
   UBS AG                              6.82% due 07/15/2006                                           4,852,513         4,852,513
   Canada Life Assurance Co            7.25% due 04-15-2005                                           4,029,254         4,029,254
   Security Life of Denver Ins Co      6.39% due 03-01-2000                                           6,015,293         6,015,293
   Hartford Life Insurance Co          7.32% due 06-15-2005                                           4,008,525         4,008,525
   Bankers Trust                       Synthetic GIC FL RT% -  No maturity                           54,482,530        54,482,530
   Transamerica                        Synthetic GIC FL RT% due 06-15-2000                            3,006,094         3,006,094
                                                                                                    -----------       -----------
   Total Investment Contracts                                                                       157,633,401       157,633,401

   Total Assets Held for Investment                                                               $ 833,866,405    $1,415,745,963
                                                                                                =================================


*    Denotes Party-in-Interest

                       THE PARKER RETIREMENT SAVINGS PLAN
                 ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS
                      FOR THE YEAR ENDED DECEMBER 31, 1999
                                 EIN 34-0451060
                                    Plan 075


The following schedule represents Plan transactions or series of transactions in excess of 5% of current value of Plan assets for the year ended December 31, 1999.

                 (b)                                         (c)                (h)                  (g)                 (i)
                                         # of              Purchase                                Cost of
             Description             Transactions           Price             Proceeds              Asset               Gain
---------------------------------   ----------------  -------------------  -----------------  ------------------   --------------
Key Trust Employee
   Benefits Money Market                  518                205,288,207

Key Trust Employee
   Benefits Money Market                  505                                   203,885,022         203,885,022

Parker Hannifin Corp Common               45                  31,079,076

Parker Hannifin Corp Common               78                                     77,738,637          40,552,508       37,186,129

Employee Benefit Value
   Equity Fund                            243                 39,726,195

Employee Benefit Value
   Equity Fund                            262                                    41,318,031          22,541,459       18,776,572

SSgA S & P 500 Index
   Open End Fund                          170                 41,957,128

SSgA S & P 500 Index
   Open End Fund                          88                                     12,327,848          10,456,346        1,871,502





NOTE: There is no separate determination of expenses related to the above transactions.

                                    SIGNATURE

         Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrator of the Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                    PARKER RETIREMENT SAVINGS PLAN


                                    BY: /s/ Michael J. Hiemstra
                                        -----------------------------
                                        Michael J. Hiemstra
                                        Vice President-Finance & Administration
                                        & Chief Financial Officer
                                        Parker-Hannifin Corporation

June 20, 2000